UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) dated February 14, 2011: Omega Navigation Enterprises, Inc. Announces That the Joint Venture Company, Megacore Shipping Ltd., has Taken Delivery of Three LR1 Panamax Product Tankers and the Addition of a New Minority Joint Venture Partner.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-147138), which was declared effective on February 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  February 14, 2011

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer

Exhibit 99.1

OMEGA NAVIGATION ENTERPRISES, INC. ANNOUNCES THAT THE JOINT VENTURE COMPANY, MEGACORE SHIPPING LTD., HAS TAKEN DELIVERY OF THREE LR1 PANAMAX PRODUCT TANKERS AND THE ADDITION OF A NEW MINORITY JOINT VENTURE PARTNER

Athens, Greece, February 14, 2011 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV), a leading provider of Marine Transportation services specializing in product tankers, announces that Megacore Shipping Ltd., its previously announced joint venture with a wholly owned subsidiary of Glencore International AG, has taken delivery from Hyundai Mipo Dockyard in S. Korea of the Megacore Philomena during the fourth quarter of 2010 and of the Megacore Pacifica and the Megacore Philothea during January 2011, each a 74,000 dwt. coated Panamax product carrier.

Megacore Shipping Ltd. has contracted to acquire two Handysize double hull chemical / product tankers and seven Panamax double hull product tankers to be constructed at Hyundai Mipo Dockyard in South Korea. The two handysize vessels, the 37,000 dwt. Megacore Honami and Megacore Hibiscus, were delivered in February and May 2010.

The construction and acquisition of these vessels has been funded with bank debt and equity contributions from the joint venture shareholders.

The Megacore Philomena, Megacore Pacifica and Megacore Philothea represent the third, fourth and fifth in a series of nine newbuildings for Megacore.  In addition to these vessels, Megacore is scheduled to take delivery of an additional 4 newbuilding Panamanx product carriers, including 2 vessels in 2011 and 2 vessels to be delivered in 2012. The addition of the Megacore Philomena, Megacore Pacifica and Megacore Philothea brings the Omega fleet to 15 vessels in total.

Omega Navigation also announces that an unaffiliated third party has purchased at Omega’s original book cost a 20% minority equity interest in the Omega subsidiary that owns a 50% interest in Megacore Shipping Ltd.  Omega retains full control of this subsidiary, 80% of the shares of which remain under the ownership of Omega.  The proceeds from the sale are used by Omega to fund newbuilding payments on the Panamax product tankers for the joint venture.

The sale of the minority stake has limited the equity requirements by Omega for the purchase of the  newbuildings.

About Omega Navigation Enterprises, Inc.
 Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes fifteen double hull product tankers, which includes seven that are owned through joint ventures with wholly owned subsidiaries of Glencore International AG, with an aggregate carrying capacity of 902,358 dwt., six of which are under fixed rate time charter contracts with an average age of the entire fleet of less than five years.  In addition, the Company, through its joint venture Megacore, is scheduled to take delivery of 4 additional LR1 product carriers in 2011 and 2012.  With the addition of these four vessels, Omega's fleet will expand to 19 product tankers with a total deadweight capacity of 1,198,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Athens, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50."

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:
Gregory A. McGrath
Chief Financial Officer
Omega Navigation Enterprises, Inc.
PO Box 272
Convent Station, NJ 07961
Tel. (551) 580-0532
E-mail: gmcgrath@omeganavigation.com
www.omeganavigation.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com